Exhibit 99.14

CONSENT OF DAREN DELL

The undersigned hereby consents to: (i) the use of the written disclosure derived from the Technical Report, Galena Complex, Shoshone County, Idaho" dated December 23, 2016 in Americas Silver Corporation’s (the “Company”) Annual Information Form for the year ended December 31, 2016 (the “AIF”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2016, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the AIF and 40-F.

Dated: March 30, 2017

/s/ Daren Dell
 Daren Dell